Exhibit 99.1

Changes in Board and Committee Composition

SHANGHAI, Nov. 22, 2024 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that (i) Mr. Gregory Dean Gibb has retired from his roles as an executive director and the co-chief executive officer of the Company to dedicate more time to his personal matters, (ii) Mr. Yuqiang Huang has tendered his resignation as a non-executive director of the Company due to changes in his personal work arrangements, and (iii) Mr. Xudong Zhang has tendered his resignation as an independent non-executive director of the Company due to changes in his personal work arrangements. These changes took effect from November 22, 2024. The Company extends its sincere appreciation to Mr. Gibb, Mr. Huang and Mr. Zhang for their significant contributions during their respective tenures.

The board of directors of the Company has appointed Mr. Shibang Guo and Mr. Hui Liu as non-executive directors and Mr. Alston Peiqing Zhu, who currently serves as the Company’s chief financial officer, as an executive director, with effect from November 22, 2024.

Mr. Shibang Guo, aged 59, has served as the Assistant President and the Chief Risk Officer of the Ping An Group since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. Guo served as a Director and the President of Ping An Bank’s Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. Guo was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank from July 1998 to June 2010. Mr. Guo obtained his Bachelor’s degree in Engineering from Shanghai Jiao Tong University in July 1988, Master’s degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. Guo has been qualified as a Senior Economist since November 1999.

Mr. Hui Liu, aged 43, has served as the Deputy General Manager (presiding) of the Risk Management Department at the Ping An Group since June 2023. Mr. Liu has also served as a director at several companies, including Ping An Real Estate Co., Ltd. since December 2023, Ping An Trust Co., Ltd. since February 2024 and New Founder Holdings Development Co., Ltd. since February 2024. He joined the Ping An Group in February 2012 and has since successively held positions as the Manager at the Investment Risk Management Office in the Risk Management Department, the Senior Asset Strategy Manager at the Asset Control Center and the Senior Manager in the Risk Management Department at Ping An Group from February 2012 to January 2020, and the Deputy Chief Risk Specialist in the Risk Management Department at the Ping An Bank Head Office from February 2020 to June 2023. Prior to joining the Ping An Group, Mr. Liu served as Senior Officer in the Risk Management Department at the Head Office of Industrial and Commercial Bank of China Limited and Investment Manager in the Financial Markets Department at Industrial and Commercial Bank of China (Asia) Limited (ICBC (Asia)) from May 2006 to January 2012. Mr. Liu holds a Ph.D. in Economics from Renmin University of China in June 2015.

Mr. Alston Peiqing Zhu, aged 46, has served as the chief financial officer of the Company since April 2024. Mr. Zhu joined Ping An Bank in April 2018, where he served as the general manager of the finance and planning department at the Head Office of Ping An Bank from April 2018 to April 2024. Prior to that, Mr. Zhu served as Principal Partner of Greater China financial services industry at Capgemini China from May 2016 to April 2018 and as the First Vice President at United Overseas Bank (China) Limited from May 2013 to May 2016. From June 2003 to May 2013, he held various positions at PricewaterhouseCoopers, Ernst & Young, and Deloitte China, providing audit, financial management, risk management, tax, and digital professional services to the financial industry. Mr. Zhu began his career at Industrial and Commercial Bank of China Limited in September 2002. Mr. Zhu received his bachelor’s degree in economics at the University of International Business and Economics in July 2002. Mr. Zhu is a Fellow Member of CGMA (AICPA & CIMA), the Association of Chartered Certified Accountants in the United Kingdom, and the Certified Public Accountants Australia.

In addition, following the resignation of Mr. Xudong Zhang as a non-executive independent director of the Company, as well as a member of the Audit Committee and the Nomination and Remuneration Committee, the Company has appointed Mr. Weidong Li as a member of the Audit Committee and Mr. David Xianglin Li as a member of the Nomination and Remuneration Committee.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed to address the needs of small business owners and others. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com